New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP         212 450 4000 tel

450 Lexington Avenue                   212 701 5800 fax

New York, NY 10017

November 7, 2011

Re:	Delphi Automotive PLC

Amendment No. 5 to the Registration Statement on Form S-1

Filed October 31, 2011

File No. 333-174493

Mr. J. Nolan McWilliams

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. McWilliams:

We are writing this letter to respond to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 4, 2011 with respect to Amendment No. 5 (“Amendment No. 5”), filed October 31, 2011, to the Registration Statement on Form S-1 (the “Registration Statement”) (File No. 333-174493) filed by Delphi Automotive PLC (the “Company”). For your convenience, we have reproduced the Staff’s comment preceding each response. In connection herewith, the Company is filing Amendment No. 6 (“Amendment No. 6”) to the Registration Statement. All page references are to the version of Amendment No. 6 filed on the date hereof.

Please find enclosed four copies of Amendment No. 6 marked to show changes from Amendment No. 5. The changes reflected in Amendment No. 6 include those made in response to the comments of the Staff in the Comment Letter as well as information dependent on the price range and valuation, among other changes that are intended to update, clarify and render the information complete.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Summary Historical Consolidated Financial Data, page 13

1. Refer to footnote (5) on page 15. Please revise to disclose the amount of the commissions to be paid to the underwriters in connection with the offering.

Mr. J. Nolan McWilliams	2	November 7, 2011

The Company has revised the disclosure in footnote (5) on page 15 to disclose the amount of estimated commissions payable by the Company to the underwriters in respect of the shares to be sold by the selling shareholders in the offering.

2. Please revise to eliminate the presentation of pro forma net income and earnings per share for the nine months ended September 30, 2010. Your Selected Financial Data on page 46 should be similarly revised.

The Company has deleted the pro forma net income and earnings per share for the nine months ended September 30, 2010 on pages 13 and 47.

Risk Factors, page 16

We are involved from time to time in legal proceedings, page 26

3. We note that you maintain reserves for litigation related to your Brazil operations that are “substantially less that the amount of claims asserted.” Please revise here and on page 118 to quantify the amount reserved for these claims. To the extent that the reserves maintained for any other litigation is materially less than the amount of the claim asserted, please revise this risk factor disclosure accordingly.

The Company has revised the disclosure on pages 26, 119, F-54 and F-97 to quantify the amount reserved for claims asserted in connection with the Company’s Brazil operations. In addition, the Company has added disclosure on pages 26, 118 and F-96 to quantify the reserves established with respect to other material litigation matters where the reserves maintained are materially less than the amount of the claim asserted.

Capitalization, page 34

4. Please revise to provide footnote disclosure explaining how the pro forma as adjusted amounts of additional paid-in-capital and retained deficit as of September 30, 2011 were calculated or determined.

The Company has added footnotes (5) and (6) to the capitalization table on page 34 to explain how the pro forma as adjusted amounts of additional paid-in capital and retained deficit as of September 30, 2011 were determined.

Dilution, page 44

5. Please revise your calculations of your tangible net book value per share on a historical and pro forma basis to exclude the recorded value of your intangible assets of $623 million as of September 30, 2011. Additionally, the first sentence of your dilution disclosures on page 44 should be revised to refer to your historical net tangible book value as of September 30, 2011 rather than your pro forma net tangible book value at this date. Please revise accordingly.

The Company has revised the calculations of tangible net book value per share and the related disclosure on page 45 accordingly.

Mr. J. Nolan McWilliams	3	November 7, 2011

Management’s Discussion and Analysis, page 49

6. We note from page 53 that the description of EBITDA is described as “operating income before depreciation and amortization, including long-lived asset and goodwill impairment.” Given that EBITDA is defined as earnings before income taxes, depreciation, and amortization and is reconciled to net income, please revise your description to refer to earnings rather than operating income. The description of “Adjusted EBITDA” on page 54 should be similarly revised.

The Company has revised the descriptions of EBITDA and Adjusted EBITDA in the Registration Statement accordingly.

Liquidity and Capital Resources, page 83

Credit Agreement, page 83

7. We note from page 84 that the credit agreement was further modified in October 2011 to better accommodate your anticipated corporate structure following the offering. Please revise the discussion on page 84 to explain the nature of the modifications and the specific terms of the modified agreement. Note 8 on page F-90 should be similarly revised.

The Company has revised the disclosure of the credit agreement on pages 85 and F-93 to more fully describe the amendment and to clarify that it did not modify any of the financial terms or conditions under the credit agreement.

Special IPO Incentive Opportunity, page 153

8. We note from the disclosure on page 153, that in connection with the initial public offering, all current members of the Board of Managers are eligible to receive a $275,000 award following the completion of an initial public offering if the implied company value at the time of the offering is greater than $6.0 billion. Please revise the pro forma balance sheet included on page 42 of the registration statement to include a pro forma adjustment for this expected award. Also, please revise MD&A to discuss the amount of expense that the company expects to recognize in connection with these cash awards upon completion of the company’s planned public offering.

The Company has revised its disclosure to add a pro forma adjustment (g) to the pro forma balance sheet on page 42 to reflect the $3 million payment for these awards. The Company advises the Staff that the expense related to these awards has already been recognized as an accrued liability as of September 30, 2011, and as a result, the Company has not revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) because there is no incremental expense remaining to be recognized relating to these awards.

September 30, 2011 Interim Financial Statements, page F-78

Consolidated Balance Sheets, page F-79

Mr. J. Nolan McWilliams	4	November 7, 2011

9. We note from the disclosure included in Note 12 that subsequent to September 30, 2011, additional Class B membership interests were redeemed at a cost of $39 million and a $95 million distribution will be paid on December 5, 2011 with regard to membership interests held at October 31, 2011. Please revise to include a pro forma balance sheet reflecting these changes in capitalization alongside your historical balance sheet as of the latest period presented. Refer to the guidance outlined in SAB Topic 1:B:3.

The Company has included a pro forma balance sheet alongside the historical balance sheet as of September 30, 2011 and related footnote disclosure on pages F-81 and F-85, respectively, to reflect the additional Class B membership interests repurchased after September 30, 2011 for $39 million and the $95 million distribution payable on December 5, 2011.

* * *

Mr. J. Nolan McWilliams	5	November 7, 2011

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4111 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Justin Dobbie (Securities and Exchange Commission, Division of Corporation Finance)
Heather Clark (Securities and Exchange Commission, Division of Corporation Finance)
Linda Cvrkel (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Kevin P. Clark, Vice President and Chief Financial Officer
David M. Sherbin, Vice President, General Counsel, Secretary and Chief Compliance Officer
c/o Delphi Automotive LLP
Via facsimile (248) 813-2103

Richard B. Aftanas
Skadden, Arps, Slate, Meagher & Flom LLP
Via facsimile (917) 777-4112